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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                 AMENDMENT No. 3

                             -----------------------

                            CABLE TV FUND 15-A, LTD.
                      ------------------------------------
                            (Name of Subject Company)

                      MADISON LIQUIDITY INVESTORS 104, LLC
                      ------------------------------------
                                    (Bidder)

                          LIMITED PARTNERSHIP INTERESTS
                      ------------------------------------
                         (Title of Class of Securities)

                                      NONE
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                             -----------------------

                                                    Copy to:
    Ronald M. Dickerman                             Lance D. Myers, Esq.
    Madison Liquidity Investors 104, LLC            Cullen and Dykman
    P.O. Box 7461                                   177 Montague Street
    Incline Village, Nevada 89452                   Brooklyn, New York 11201
    (212) 687-0251                                  (718) 780-0048

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

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AMENDMENT NO. 3 TO SCHEDULE 14D-1

     This Amendment No. 3 amends the Tender Offer Statement on Schedule 14D-1 filed by Madison Liquidity Investors 104, LLC, a Delaware Limited Liability Company (the "Purchaser"), with the Securities and Exchange Commission pursuant to a Rule 201 temporary hardship exemption on November 12, 1998, with its confirming copy having been filed on the EDGAR system on November 27, 1998 as amended and supplemented by Amendment No. 1 on December 11, 1998 and Amendment No. 2 on December 31, 1999 relating to the Tender Offer by the Purchaser to purchase up to 21,104 Units of limited partnership interests ("Units") of Cable TV Fund 15-A, Ltd., a Colorado limited partnership, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated November 5, 1998 and the related Agreement of Transfer and Sale (which, together with any amendment or supplements thereto constitute the "Offer"). Terms not otherwise defined herein shall have the respective meanings ascribed to then in the
Schedule 14D-1, the Offer to Purchase and other exhibits thereto.

     This Amendment No. 3 is hereby made to extend both the Expiration Date and the last date for Unitholders to exercise their Withdrawal Rights under the Offer until 5:00 p.m., Eastern Standard Time, February 12, 1999.


ITEM 11. MATERIALS TO BE FILED AS EXHIBITS

     (a)(7) -- Text of Press Release issued by the Purchaser on January 20,
1999.


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 1999


                                    MADISON LIQUIDITY INVESTORS 104, LLC

                                    By: /s/ RONALD M. DICKERMAN
                                        -----------------------
                                        Ronald M. Dickerman
                                    Title: Managing Director


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Exhibit
Number

  (a)(7)  Text of Press Release issued by the Purchaser on January 20, 1999.

Exhibit(a)(7)


Press Release

           Madison Extends Tender Offer Expiration and Withdrawal Date

NEW YORK-Madison Liquidity Investors 104, LLC, an investment management limited liability company that has commenced a tender offer for limited partnership interests of Cable TV Fund 15-A Ltd., a Colorado Limited Partnership, said Wednesday that it is extending the Expiration Date of its tender offer.

For investment purposes, Madison has offered to buy up to 21,104 Partnership Units at $250.00 per Unit. Madison's tender offer and the deadline for exercising withdrawal rights, both originally set to expire on December 4, 1998, and subsequently extended to January 20, 1999 have been extended to 5:00 p.m. Eastern Standard Time on February 12, 1999. As of the close of business on January 19, 1999, Madison said that 459 Units have been tendered and not withdrawn under its tender offer.

Madison Liquidity Investors 104, LLC is an affiliate of The Madison Avenue Capital Group, LLC, a Delaware Limited Liability Company that invests in limited partnership units, common stock and other securities issued by companies which own diversified portfolios of real estate, cable television systems, transportation and other leased equipment, film portfolios, LBO/venture investment portfolios and other cash flow producing assets. The Madison Avenue Capital Group and its affiliates have over $270 million in committed capital. Questions and requests for assistance or additional copies of the tender offer material may be directed to Madison Liquidity Investors 104, LLC, c/o Gemisys Tender Services, 7103 South Revere Parkway, Englewood, Colorado 80112, Telephone
(303) 705-6390.